EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings (Loss):
Earnings (loss) before provision for income taxes	$4,385	$(268,891)	$(284,371)	$(264,087)	$(244,553)
Fixed Charges	77,780	82,930	80,927	59,505	31,813

Total Earnings (Loss)	$82,165	$(185,961)	$(203,444)	$(204,582)	$(212,740)

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$58,424	$62,912	$60,716	$39,606	$17,199
Interest expense on portion of rent expense representative of interest	19,356	20,018	20,211	19,899	14,614

Total Fixed Charges	$77,780	$82,930	$80,927	$59,505	$31,813

Ratio of Earnings to Fixed Charges	1.06	—	—	—	—

Coverage deficiency (1)(2)(3)	$—	$(268,891)	$(284,371)	$(264,087)	$(244,553)

(1)	The Company’s Ratio of Earnings to Fixed Charges for the year ended December 31, 2009 includes a gain on extinguishment debt of $38,873, a gain on sale of an equity investment of $5,259 and reflects revenues received in connection with the delivery of raxibacumab to the Strategic National Stockpile. These amounts should not be considered indicative of the Company’s future performance.

(2)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518 partially offset by a charge for impaired investment of $6,284.

(3)	The Company’s Coverage deficiency for 2006 includes charges for facility-related exit charges of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.